October 24, 2008

Bric Barrientos

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Catalyst Funds, File Nos. 333-132541, 811-21872.

Dear Mr. Barrientos:

On September 4, 2008, Catalyst Funds (the "Registrant"), on behalf of the America First Quantitative Strategies Fund and the America First Market Trends Fund (each a "Fund" and together the "Funds"), each a series of the Registrant, filed Post-Effective Amendment No. 17 to its registration statement under the Securities Act of 1933 on Form N-1A.  On October 17, 2008, you provided oral comments.  Because shares of the America First Market Trends Fund (1) are no longer being sold, (2) the Fund is liquidating effective November 1, 2008 and (3) the Fund is being removed from the Prospectus and will not be included in the Registrant's next Post-Effective Amendment, the Registrant has omitted comments specific to the America First Market Trends Fund.  Please find below the Registrant's responses to comments with respect to the America First Quantitative Strategies Fund.  Any typographical and grammatical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

1.

Comment.  With respect to the Fund, under the section entitled Principal Strategies, please add a disclosure to indicate that the Fund will invest in emerging markets, fixed income, junk bonds and real estate sectors.

Response.  The following has been added after the second sentence of the second paragraph under the referenced section for the America First Quantitative Strategies Fund.

The Fund will invest across a variety of financial market sectors including emerging markets, fixed income including high yield (commonly referred to as "junk bonds") and real estate related sectors.

October 22, 2008

2.

Comment.  In the Expense Examples restate examples for Class C shares without assuming a deferred sales charge.

Response.  Because the deferred sales charge would only apply if shares were sold before being held for one year, the Class C 1 year expense example the America First Quantitative Strategies Fund has been restated to remove the deferred sales charge and reads as follows.

1 Year

Class C

$375

3.

Comment.  Please modify the description of releasing portfolio information to service providers such that recipients are grouped according to frequency of receipt and time delay in receipt of portfolio information.

Response.  The paragraph has been modified to read as follows.

Service Providers.  Pursuant to policies and procedures adopted by the Board of Trustees, the Fund~~s~~ has~~ve~~ ongoing arrangements to release portfolio holdings information on a daily basis, with no lag time, to the Advisor, Transfer Agent, Fund Accounting Agent, Administrator and Custodian.  The Advisor, Transfer Agent, Fund Accounting Agent, Administrator and Custodian receive portfolio holdings information daily in order to carry out the essential operations of the Fund.  The Fund~~s~~ may also release portfolio information ~~and~~ on an as needed basis, with varying lag times, to other third parties providing services to the Fund.  ~~The Advisor, Transfer Agent, Fund Accounting Agent, Administrator and Custodian receive portfolio holdings information daily in order to carry out the essential operations of the Fund.~~  The Fund discloses portfolio holdings to its auditors, legal counsel, proxy voting services (if applicable), pricing services, printers, parties to merger and reorganization agreements and their agents, and prospective or newly hired investment advisors or sub-advisors.  ~~The lag between the date of the information and the date on which the information is disclosed will vary based on the identity of the party to whom the information is disclosed.  For instance, t~~The information may be provided to auditors within days of the end of an annual period, while the information may be given to legal counsel at any time, with no lag time, and information may be given to proxy voting services (if applicable), pricing services, printers, parties to merger and reorganization agreements and their agents, and prospective or newly hired investment advisors or sub-advisors at intervals and lag times which will vary.  ~~Some of the Funds service providers receive the information with no lag time. For example, the Advisor, Transfer Agent, Fund Accounting Agent, Administrator and Custodian receive portfolio holdings information with no lag time each day the Funds are open to public.~~

4.

Comment.  In the table describing Compensation of the Board of Trustees please add a definition of Fund Complex.

October 22, 2008

Response.  The table has been modified to remove references to Fund Complex since only the America First Quantitative Strategies Fund will remain.  The compensation table will read as follows.

Name of Person, Position	Aggregate Compensation from the Quantitative Strategies Fund	Total Compensation from the Trust and the Fund
Tobias Caldwell, Trustee	$[__]	$[__]
Tiberiu Weisz, Trustee	$[__]	$[__]
Dr. Bert Pariser, Trustee	$[__]	$[__]
Jerry Szilagyi, Trustee*	$[__]	$[__]

* The Trustee is an “interested person” of the Trust as defined in the 1940 Act by virtue of being an officer of an advisor that manages a series of the Trust.

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.

The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser